Exhibit 99.1

Nano Dimension Sells Two High Precision 3D Fabrica 2.0 Systems to Accumold

World-Leading Injection Molding Company Doubles Down on Micro-Additive Manufacturing

Waltham, Mass, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today the sale of two Fabrica 2.0 Micro-AM systems to Accumold, an expert in micro molding from Iowa, USA.

Accumold has been, for over three decades, a leader in design and manufacturing of small and micro injection molded components. Their applications stretch across multiple industries, including automotive, electronics, emerging tech, medical, and optical. Accumold serves vertical markets like micro-electronics, automotive electronics, fiber/micro-optics, medical micro molding and other emerging technologies.

Accumold has been a Beta customer of Nano Dimension’s Fabrica 2.0 system since May 2021. Following the performance of the system and how it has helped meet customer needs, Accumold decided to purchase the Beta system and an additional one Fabrica machine to further leverage the benefits of this disruptive 3D micro-printing capabilities.

Nano Dimension’s Fabrica 2.0 system enables the industry-wide drive towards miniaturization. The system and its specialized materials serve the demanding needs of several industries when it comes to high precision for high-performance applications. This includes micron level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), and micro fluidics. The Digital Light Processing (DLP) based system enables the critical advantages of additive manufacturing; namely, rapid prototyping, high-mix-low-volume production, IP security, and a minimal environmental footprint.

Aaron Johnson, VP Marketing and Customer Strategy at Accumold, shared, “As a leader in small and micro sized injection molding, we have pushed Nano Dimension’s Fabrica 2.0 system to its limits, and in doing so, we have been very satisfied with what we have seen. This is so much so the case that we decided to purchase two systems, rather than one as originally planned. We’re looking forward to continuing to use this leading technology and working with the Nano Dimension team.”

Dr. Jon Donner, Product Champion of the Fabrica product line, added, “We are proud to be working with the global market leader of precision injection molding. Their intimate knowledge of the high precision market and applications has pushed our product forward. The fact that they committed to purchase our Beta and added a purchase of a second system is a great vote of confidence for our product and the team behind it.”

About Accumold

Since its inception, Accumold’s focus has remained steadfast to the art and science of micro injection molding. In fact, Accumold, located in Des Moines, Iowa, is the only company that has been continuously dedicated to micro molding for over 30 years. Accumold remains committed to serving high-tech industries that require high-volume, small, complex micro injection molded parts with high quality and fast turn-around.

Like many great start-ups, Accumold began operations in a rented garage. Their founders discovered there was a growing need to manufacture small and micro injection molded components that went well-beyond the available molding systems of the day. This discovery led to the invention of their first Micro-Mold® platform in 1985.

Accumold’s  prime markets include Micro Electronics, Automotive Electronics, Fiber/Micro-Optics, Medical Micro Molding, and Emerging Technologies.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements when it discusses the continued usage of Fabrica 2.0 Micro-AM systems by Accumold, as well as the benefits of its technology. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Nano Dimension Investor Relations Contact:

Laine Yonker, Investor Relations, Edison Group | lyonker@edisongroup.com

Nano Dimension Media Relations Contact:

pr@nano-di.com